Contacts:         Michele Feller
                  HomeBase, Inc.
                  949-442-5448

                  Roger S. Pondel or Julie Crandall
                  Pondel/Wilkinson Group
                  310-207-9300


                                                           FOR IMMEDIATE RELEASE


             HOMEBASE TRANSITIONS INTO HOME DECORATING MARKET WITH
              BROAD EXPANSION OF NEW HOUSE2HOME(TM) RETAIL CONCEPT


-- Retailer looks to increase returns, stockholder value with repositioning --


         Irvine, California - December 5, 2000 - As part of a major effort to effect a corporate turnaround and reposition itself in the marketplace, HomeBase, Inc. (NYSE: HBI) today announced that its board of directors approved a plan to initiate a broad expansion of the company's new House2Home(TM) retail concept, reflecting a change in corporate focus toward the home decorating retail market. As part of its repositioning, the company will exit the home improvement sector, converting an additional 62 of its HomeBase stores to the House2Home format and closing the remaining 22 stores.

         On September 9 of this year, the company opened five House2Home test stores in different markets throughout Southern California and in Las Vegas, Nevada. All five stores are converted HomeBase stores.

         "This is a tremendously exciting day for our company as we commit to change our course for the future and embark upon a new beginning," said Herbert Zarkin, chairman, president and chief executive officer. "HomeBase has made a valiant effort to sustain its position in the fiercely competitive home improvement market. However, despite our best efforts, we do not foresee the pressures on the HomeBase business subsiding in the near term. Rather, they are likely to intensify as time goes on.

         "After careful deliberation and evaluation of the test store results as well as consideration of a variety of alternatives, the board of directors is convinced that our new House2Home concept presents a clear and compelling opportunity for an effective and fast turnaround," Zarkin continued. "While we regretfully move away from the HomeBase brand, we embrace the positive changes that are about to come, and look forward to pursuing a more promising avenue of growth that offers the possibility of substantially higher returns and greater stockholder value over the long term."


The Store Conversion Process

         Under the chain-wide conversion program, the House2Home expansion is planned to roll out in a staggered, eight-phase schedule over a 12-month period, involving the conversion of 62 additional stores and the closure of 22 stores. The first two phases of the rollout were launched simultaneously today and involve a total of 31 stores, largely in the greater Los Angeles area. Eighteen of the stores in these first two phases will be converted into House2Home stores, while 13 in this group will be closed under one of several scenarios. These include:
         = not renewing a small number of leases that will soon expire;
         = closing certain stores with longer leases until the company makes
           a  final   determination   about  whether  to  convert  them  into
           House2Home stores at a later date, sublease them to another party or negotiate lease terminations; or
         = selling selected owned stores that are not slated for conversion.
The majority of HomeBase stores that are not slated for conversion into House2Home stores are included in these first two phases of the rollout.

         The inventory liquidation period at each store is scheduled to last approximately 11 weeks, after which the stores will close. Those to be converted will then undergo roughly nine weeks of construction and re-merchandising. Stores in phases one and two are scheduled to reopen in April and May of 2001. A new phase will begin every three weeks and follow the same approximate 20-week timeframe. Employees at the stores will be given an opportunity to apply for a position with any House2Home store, which, on average, staffs 45% more employees than an average HomeBase store. Employees who do not take positions at House2Home stores will be offered severance packages upon agreeing to stay through the liquidation period of their store.

Vision for Financial Growth

         If the conversion program is completed within the scheduled 12-month period, Zarkin noted that the company could return to profitability as soon as the fourth quarter of next fiscal year, with the following fiscal year, ending January 2003, being the first profitable full year.

         Zarkin said, "Based on our internal business model, we believe House2Home can generate a compounded average annual growth rate in earnings of 70% over the three-year period following the completion of the conversion, and yield a return on invested capital, before tax, of over 20%. We consider this to be a significant return over a relatively short period of time."

         The company said if it meets its near-term financial goals, it expects to earn approximately $0.50 per diluted share in the fiscal year ending January 2003, which is the first full year of House2Home operations following the completion of the conversion program next year. The company expects to earn roughly $1.00 per diluted share the following fiscal year, which ends January 2004, and about $1.40 per diluted share the year after. These earnings estimates reflect the following assumptions:
         = Average annual sales per store of approximately $17 million in the first 12 months of operation, growing to more than $19 million in their second full year and over $21 million in their third full year. This does not include any new store openings.
         = Stores maintain an average gross product margin of approximately
           40%;
         = Store payrolls reflect an average of 160 team members per store; and = Operating income per store grows to $2.5 million, or between 11%
           and 12% of sales, by the third year.

         Zarkin added that, as part of the company's business plan, ongoing operations of House2Home stores over the next three years should generate ample cash flow to enable the company to pay off virtually all of its credit facility borrowings by January 2004. "While there are no guarantees, we believe, based on the results of the pilot program to date, extensive industry research and our cumulative years of retail experience, that these financial goals are reasonable and achievable," said Zarkin. "Combined sales at the five House2Home test stores for the 12-week period since their early September opening through the fiscal month ending November 25, 2000 totaled approximately $21.4 million, or an average of about $4.3 million per store. This has exceeded our expectations by a percentage rate in the mid-teens. Once the House2Home chain becomes well established over the next two to three years, we will explore opportunities for new store openings in order to grow our market share and achieve greater operational efficiencies."

The Financial Impact of the Conversion Program

         The financial impact of the conversion program will begin in the fourth quarter of the current fiscal year, which ends January 27, 2001. The company will record a charge of approximately $55 million for the liquidation of inventory at all 84 remaining HomeBase stores. The company will also write-down fixed assets totaling approximately $34 million for its 84 HomeBase stores, of which $13 million will be charged in the fourth quarter. As a result of these charges, the company estimates a net loss for the fourth quarter of approximately $60 million, or $1.60 per diluted share, which would bring the net loss for the year to an estimated $70 million, or $1.86 per diluted share.
         Other primary expenditures associated with the conversion program include:
         = An  average  of   approximately   $2.5   million  per  store  for
           construction and fixtures, which would be spent during the three to four months prior to grand opening;
         = Approximately  $1  million  per store for  pre-opening  expenses, including employee training, grand opening advertising, etc.;
         = Roughly $2 million per store for inventory,  net of payables; and
         = Approximately $4 million for total anticipated severance costs.
         = In addition, stores that are either closed temporarily for construction or closed permanently will not be generating revenue to offset fixed expenses.
In total, the company currently expects a net loss for next fiscal year of approximately $80 million, or $2.13 per diluted share, with the majority of the loss being incurred in the first two quarters of the year, a smaller loss in the third quarter and a return to profitability in the fourth quarter as the conversion is completed.

Resources to Execute the Conversion Program

         The company also noted that it has ample financial resources to complete the House2Home expansion, including:
         = A $250 million credit line, the borrowings on which are not expected to exceed $170 million at their peak. The company has entered into an underwritten commitment letter agreement with Fleet Retail Finance to amend the existing credit facility to provide added flexibility to support the conversion program.
         = Approximately $180 million,  net, from inventory  liquidations at the 84  HomeBase  stores;
         = Additional  cash  from  sales of owned properties not slated for conversion; and
         = Cash flow from stores in operation.

         "In addition to our financial resources, we are well equipped with other critical resources needed to successfully execute this transformation," said Zarkin. "We have a strong organization and solid infrastructure, a talented and dedicated team of professionals led by an experienced management team and, most importantly, a clear vision for the future."

Market Positioning of the House2Home Concept

         "We have a unique opportunity to take a leadership position in some high-growth areas within the home furnishings market that we have identified as fragmented businesses, which no single dominant retailer is currently addressing in any meaningful way," Zarkin said. "We believe House2Home offers consumers a shopping experience unlike any other with important points of differentiation, including a unique mix of product categories under one roof, a product selection that is as deep as it is broad, an emphasis on value with a wide range of price points, special conveniences and added services, as well as excellent customer service. While many of our departments will have competition, we believe there is no other single retailer that competes directly with the entire store. We are, in essence, inventing a new retail category with House2Home, introducing the big box format to the moderately priced home decorating market."

         In addition to competitive positioning, the company stated it believes the House2Home concept has key advantages, despite ongoing fluctuations in the economy, based on the following:
         = The home  furnishings  sector is  consistently  cited by industry analysts as being among the strongest  areas of retail today,  and an area with ample room for growth, and House2Home's product mix emphasizes categories that continue to show growth.
         = With a value-orientation,  House2Home can cater to a broader base
           of  consumers  amidst  an  increasingly   price-conscious   retail
           environment.
         = As a home decorating  concept,  House2Home is less dependent than the home  improvement  business  on  fluctuations  in the  housing market.
         = The variety of product  categories  in a  House2Home  store helps mitigate  the  impact  of a  downturn  in  any  one  facet  of the
           business.   In  addition,   the  format  is   flexible,   enabling
           departments to expand or shrink in size according to changes in consumer preference.
         = High levels of home  ownership and low  unemployment  continue to support generally positive consumer sentiment.
         = Performing well in an environment of moderating consumer spending bodes well for the concept's sustainability over time under a variety of economic conditions.

         The company will host a conference call today at 6:00 a.m. PST to discuss its House2Home expansion. To listen to the call, please dial 212-676-5225 and reference reservation #17093804. A live webcast of the call will also be available in the investor relations section of the company's web site, at www.homebase.com. A telephonic replay of the call will be available for 48 hours, beginning at 8:00 a.m. PST on December 5, 2000. To access the telephonic replay, please dial 1-800-633-8284 and enter reservation #17093804. An online replay of the webcast will also be available from December 5, 2000 through December 31, 2000 at www.homebase.com and, for StreetFusion subscribers, at www.streetfusion.com.

         HomeBase, Inc. is a retail company with 89 stores in 10 western states. The company currently has 84 HomeBase home improvement stores, which average over 100,000 interior square feet, with an adjoining outdoor nursery. The company also operates five House2Home home decorating superstores in California and Nevada, which also average over 100,000 interior square feet, with an adjoining outdoor nursery and garden center. The company is in the process of converting the vast majority of its HomeBase stores into House2Home stores over the coming months. Representing four specialty stores under one roof, House2Home is an exciting one-stop shopping destination for everything that makes a house a home.



          Matters discussed in this press release include forward-looking statements that involve risks and uncertainties that could cause results to differ materially from those expressed. Such risks and uncertainties include, but are not limited to, a change in the ongoing positive trends at House2Home stores; House2Home becoming a substantial growth opportunity for the company, with the potential to increase returns and stockholder value; the accuracy of all assumptions in this press release upon which the company's earnings estimates are based; the company's ability to successfully complete a conversion program within a 12-month period and return to profitability by the fourth quarter of that fiscal year; the competitive marketplace; economic conditions in the company's markets and the factors set forth in the company's annual report on Form 10-K for the fiscal year ended January 29, 2000 under the heading "Risk Factors" and in the company's other filings with the Securities and Exchange Commission. The company undertakes no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof.

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